FEBRUARY 4, 2019 Capital Markets Day Filed by Covetrus, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Covetrus, Inc. Commission File No.: 001-38794 Covetrus, Inc. presented the following presentation at its 2019 Capital Markets Day on February 4, 2019:

CAPITAL MARKETS DAY Cautionary note regarding forward-looking statements All statements in the Presentation that do not directly and exclusively relate to historical facts constitute “forward looking statements.” Any such statements and projections reflect various estimates and assumptions by Covetrus, Inc. (“we,” “us,” the “Company” or “Covetrus”) concerning anticipated results. Such statements are subject to numerous assumptions, risks, uncertainties and other factors that could cause actual results to differ materially from those described in such statements, including risks relating to the completion of the transaction, anticipating timing of the transaction, anticipated tax treatment, unforeseen liabilities, future capital expenditures, inability to achieve expected synergies, loss of revenues, delay or business disruption caused by difficulties integrating the business of Direct Vet Marketing, Inc., d/b/a Vets First Choice (“Vets First Choice”), and the animal health businesses of Henry Schein, Inc. (“Henry Schein”) which we refer to as the “Henry Schein Animal Health Business” or “HSAH” as well as the matters described in the “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors,” and elsewhere in Covetrus’ filings with the U.S. Securities and Exchange Commission (“SEC”) including in the Registration Statement on Form S-4/S-1 (a copy of which can be found on www.sec.gov). No representations or warranties are made by the Company, Henry Schein, Vets First Choice or their respective affiliates as to the accuracy of any such statements or projections. Whether or not any such forward looking statements or projections are in fact achieved will depend upon future events some of which are not within the control of the Company. Accordingly, actual results may vary from the projected results and such variations may be material. These statements and projections speak only as of the date hereof and the estimates and assumptions that underlie them are based on matters as they exist as of the date of their preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date hereof, including changes in general economic or industry conditions, except as may be required by applicable law. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. New risks and uncertainties arise over time, and it is not possible for the Company to predict those events or how they may affect the Company.

CAPITAL MARKETS DAY The presentation and additional information & where to find it Except for the historical information relating to the Henry Schein Animal Health Business contained in this Presentation, which has been provided by Henry Schein, all of the information contained in this Presentation, including any forward looking statements, has been provided by Vets First Choice. A registration statement on Form S-1/S-4 (including a preliminary prospectus) relating to this transaction has been filed with the SEC and became effective on February 4, 2019. Investors and security holders are urged to carefully read the registration statement and preliminary prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they contain important information about the parties and the proposed transaction. The registration statement, preliminary prospectus and other relevant documents that are filed with the SEC, when available, can be obtained free of charge from the SEC's web site at www.sec.gov under Covetrus, Inc. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed offering will be made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CAPITAL MARKETS DAY Non-GAAP reconciliation This presentation includes certain non-GAAP financial measures, including adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”), net leverage and free cash flow. These non-GAAP financial measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). Our management team believes these non-GAAP financial measures provide useful supplemental information to investors regarding our financial condition, cash flow and results of operations as they provide another measure of our profitability and ability to service our debt, and are considered important measures by financial analysts. There are limitations to the use of the non-GAAP financial measures presented in this presentation. Because not all companies calculate non-U.S. GAAP financial information identically (or at all), the presentations included herein may not be comparable to other similarly titled measures used by other companies. Further, these measures should not be considered substitutes for the information contained in the historical financial information of the Company, Henry Schein or Vets First Choice prepared in accordance with GAAP. The Company has provided guidance for 2019 adjusted EBITDA and long-term adjusted EBITDA growth on a non-GAAP basis herein. A reconciliation to the Company’s projected 2019 adjusted EBITDA or long-term adjusted EBITDA projections to GAAP net income is not provided because stock-based compensation expense, restructuring costs and transaction costs, each a reconciling item between such GAAP and non-GAAP financial measure, are not available without unreasonable effort. The inability to provide a reconciliation is due to the uncertainty and inherent difficulty predicting the occurrence, the financial impact, and the periods in which the non-GAAP adjustments may be recognized.  The Company’s 2019 net income and net income for future periods prepared on a GAAP basis will include the impact of such items as stock-based compensation expense, restructuring costs and transaction costs, among others. Management does not believe that these items are representative of the Company’s underlying business performance. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could be material to future results. Please refer to the slide labeled “Non-GAAP Financial Measures,” in the Appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with GAAP.

CAPITAL MARKETS DAY

Agenda

Capital Markets Day Agenda
Nicholas Jansen, VP of Investor Relations

1. **Introducing Covetrus**
   David E. Shaw, Chairman of the Board
2. **Our Vision & Strategy**
   Benjamin Shaw, President & Chief Executive Officer
3. **The Platform**
   Georgia Wraight, SVP and President, Global Prescription Management
4. **Scale & Global Reach**
   Francis X. Dirksmeier, SVP and President, North America
5. **Customer Panel**
   Moderated by Georgia Wraight & Francis X. Dirksmeier
6. **Financial Highlights & Outlook**
   Christine T. Komola, EVP & Chief Financial Officer
7. **Management Q&A**

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1. Introducing Covetrus 2. Our Vision & Strategy 3. The Platform 4. Scale & Global Reach 5. Customer Panel 6. Financial Highlights & Outlook 7. Management Q&A David E. Shaw Chairman of the Board CAPITAL MARKETS DAY Agenda 6

CAPITAL MARKETS DAY PRESENTATION An attractive market, poised for further growth +$150B global animal health industry* Attractive long-term mid-single digit companion animal industry revenue growth** Visible demand drivers but the legacy model is struggling to keep pace with changing demands and innovation Better insights, multi-channel client engagement and integrated services can accelerate demand and expand the category Global economic development Increasing companion animal ownership globally Strengthening human-companion animal bond Increasing range & complexity of medical diagnostics & therapies *Analyst estimates; includes both companion animal and production animal and is not indicative of the total available market to Covetrus; Registration statement includes more detailed industry market data ** Analyst estimates 7

CAPITAL MARKETS DAY We have seen first hand how leveraging insights to drive improved compliance can create a win for all. Opportunity to accelerate the mission and enhance our growth by deepening the integration between technology & supply chain Insights & analytics Identifying gaps in care Proactive Rx management & workflow Proactive client engagement Integrated Rx & services Refills, renewals & appointments Information normalization Veterinarian powered by Improved medication & service compliance Increased product and service revenues & profits Enhanced client experience & strengthened relationships Streamlined care coordination & practice workflow 8

CAPITAL MARKETS DAY Introducing Covetrus A global leader in veterinary medicine Global scale and customer reach The operating system of a veterinary practice Unlocking significant demand for the category A pure-play, global animal health platform formed through the combination of the Henry Schein Animal Health Business & Vets First Choice

CAPITAL MARKETS DAY

Established management and continuity of leadership



Benjamin Shaw

President & Chief Executive Officer

+20 years of experience in the animal health industry

CEO of Vets First Choice, Co-Founder Black Point Group



Christine T. Komola

EVP & Chief Financial Officer

A track record of driving operational and financial improvements as a public company executive and Chief Financial Officer at Staples

Covetrus Management Team

A diversified mix of established leaders

Experienced new executives infused into the existing leadership team

A wealth of industry & global expertise

A history of delivering on financial commitments and corporate goals

Francis X. Dirksmeier, SVP and President, North America

Michael Ellis, SVP and President, Europe

David Hinton, SVP and President, APAC and Emerging Markets

Georgia Wraight, SVP and President, Global Prescription Management

Christopher Dollar, SVP and President, Global Software Services

Timothy Ludlow, SVP and Chief Transformation Officer

Russell Cooke, SVP and Operational Chief Financial Officer

Anthony Providenti, SVP, Corporate Development

Erin Powers Brennan, SVP, General Counsel and Secretary

James Young, SVP and Chief Human Resources Officer

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CAPITAL MARKETS DAY A commitment to strong corporate governance David E. Shaw Chairman of the Board Philip A. Laskawy Lead Independent Director Nearly four decades of experience in the animal health industry Has built a number of successful science-based companies including Ikaria and IDEXX, where he was founding chair and CEO A former Partner, Chairman and Chief Executive Officer of the accounting firm EY LLP Current Lead Independent Director on Henry Schein’s Board of Directors Depth of global domain knowledge across multiple industries — animal health, technology and consumer Covetrus Board of Directors Focus on instilling a framework of accountability that drives long-term value creation 11 Benjamin Shaw, CEO of Covetrus and Co-Founder and CEO of Vets First Choice Betsy Atkins, CEO of venture capital firm Baja LLC Deborah G. Ellinger, Senior Advisor for The Boston Consulting Group and former CEO and/or President of four private equity-backed firms, including Ideal Image Sandra L. Helton, former EVP and Chief Financial Officer of Telephone and Data Systems, Inc. Mark J. Manoff, former Partner and Americas Vice Chair of EY Edward M. McNamara, President and Co-Founder of venture-building company Team Launch, LLC Steven Paladino, EVP, Chief Financial Officer and Board Member of Henry Schein Ravi Sachdev, Partner at Clayton Dubilier & Rice Benjamin Wolin, former CEO and Co-Founder of Everyday Health and advisor for 3L Capital LLC Eight independent directors with a range of diversity and prior board experience

CAPITAL MARKETS DAY Agenda Benjamin Shaw President & Chief Executive Officer 1. Introducing Covetrus 2. Our Vision & Strategy 3. The Platform 4. Scale & Global Reach 5. Customer Panel 6. Financial Highlights & Outlook 7. Management Q&A 12

CAPITAL MARKETS DAY Growing pressure on the status quo Challenging inventory management Changing client and manufacturer expectations Limited practice insights Uncoordinated workflow and client engagement Low medication and service compliance AVERAGE VETERINARY CLINIC $1-2MM Revenue 20-40% Product/Rx 3-4 Vet FTEs 60-80% Services Small business *Company estimates. United States statistics for a veterinary practice.

CAPITAL MARKETS DAY An escalating need for new pharmacy solutions Significant volume commitments Inability to track & monitor prescription compliance Unsophisticated pricing & ordering strategies Traditional model has struggled to adapt to a changing environment % of Veterinarians that write prescriptions for online retailers like PETS Source: Brakke Consulting (“2018 Veterinary Practice Home Delivery Report”) On-demand, convenience and comparison shopping Pet owners looking for a different shopping experience Veterinarians – as small business owners – lack resources and insights to evolve in real-time Ongoing shift away from the veterinary practice for pharmacy, OTC medications & diets 14

CAPITAL MARKETS DAY Uncoordinated information & workflow PRACTICE HEALTH PRACTICE MANAGEMENT SOFTWARE (PIMS) CARE DELIVERY Overburdened Veterinarian PRODUCTS PET OWNER NEEDS MANUFACTURER NEEDS Personalization On-demand Latest technology Insights on clients New innovation Emerging channels CLIENT COMMUNICATIONS 15

INSIGHTS INTO: Total revenue Revenue by category Practice comparison Email capture rates Appointment types CAPITAL MARKETS DAY Practices lack insights into performance Client information in, minimal insight out Static vs. real-time Limited visibility into performance Non-standardized nomenclature

CAPITAL MARKETS DAY The served market… is underserved Nearly 70% of market is untreated A compilation of the Canine Parasiticide Compliance Assessment Reports for approximately 4,800 of our veterinary partner practices (US only) Numbers may not add up due to rounding Unique canine patients with transactions in past 24 months. Retail revenue opportunity based on manufacturer recommended dosing and the practice mix of products. The state of medical and service compliance in the veterinary industry is alarmingly low For example, a $5.0B gap in care for canine parasiticides in a subset of our practices

CAPITAL MARKETS DAY Our vision To advance the world of veterinary medicine

CAPITAL MARKETS DAY Positioned to unlock significant value for the channel ~100,000 Customers Globally Sales in +100 Countries Complete Technology Stack Insights, Software, Proactive Rx, Appointment Management ~$4.0B Pro Forma 2018E Revenue Significant Supply Chain Infrastructure Global Scale and Leadership +5,000 Team Members, Trusted Customer Relationships Multi-Channel Client Experience Untapped Health & Financial Outcomes Redefine the TAM

CAPITAL MARKETS DAY The platform for veterinary medicine Insights & analytics Proactive Rx management & pharmacy services Multi-channel client engagement Veterinary practice management software Specialty Rx services & proprietary brand products Inventory management & supply chain services Leveraging technology, practice management software & insights to IDENTIFY & MANAGE GAPS IN CARE Robust suite of multi-channel solutions of PROACTIVE RX, INVENTORY MANAGEMENT & CLIENT COMMUNICATION TOOLS Proven ability to IMPACT PRACTICAL CLINICAL & FINANCIAL OUTCOMES & CREATE CATEGORY DEMAND Expanding TAM & A GLOBAL FOOTPRINT Strong foundation for REVENUE / EBITDA GROWTH & MARKET SHARE GAINS 20

CAPITAL MARKETS DAY A complete solution designed to meet the evolving needs of the veterinary practice Meeting customers where they are Enhanced care delivery Proprietary products Inventory on demand Proactive healthcare and clinical outcomes Coordinated workflow A global integrated model supported by more than 1,200 sales professionals

CAPITAL MARKETS DAY Driving a different value proposition for the channel… LEGACY MODEL PLATFORM Sick Visit Focus Reacting to incoming case loads, coordination of care challenges, in-clinic inventory burden Limited Client Engagement Minimal tracking capabilities within PIMS, legacy technology vs. on-demand expectations Low Patient Compliance Minimal insights Proactive Healthcare Insights into client needs, prescription management, on-demand inventory and warehouse management Strengthened Relationships Coordinated workflow and enhanced client experience Improved Outcomes Rx refills / renewals Appointment management Driving outcomes for multiple stakeholders VETERINARIANS Enhanced medical compliance Improved practice workflow Strengthened client relationships PET & HORSE OWNERS Improved health outcomes Convenient multi-channel healthcare Enhanced client experience MANUFACTURERS Drives growth & insights Drug pedigree & chain of custody Professionalized services 22

CAPITAL MARKETS DAY Online channel drives 2-4X greater compliance for medications …as we improve medical and service compliance Patient had at least one online transaction for any product. Patient has ONLY purchased in-practice. Insights + targeted multi-channel client engagement can drive a fundamentally different outcome Improving gaps in care unlocks significant demand both in-clinic and online A compilation of the Canine Parasiticide Compliance Assessment Reports for approximately 4,800 of our veterinary partner practices (US only) Numbers may not add up due to rounding Unique canine patients with transactions in past 24 months.

CAPITAL MARKETS DAY Expanding the addressable market Enhances Practice Economics In-Clinic Products Continue to Grow Accelerates Total Product Revenue Increases In-Clinic Services 45 practice study analysis; 2015 adoption of Vets First Choice. Two-year CAGR before and three-year CAGR after. Sample veterinary practice trends before and after the adoption of the Vets First Choice platform 24

Vets First Choice practices on platform +40% four-year CAGR; accelerating trend in 2018 Annual revenue per practice CAPITAL MARKETS DAY The Vets First Choice model is working… Nearly 50% growth in the number of veterinary practices enrolled in the Vets First Choice platform in 2018 A visible onboarding and engagement trajectory post-launch Our oldest cohort (2012) is still growing by double digit percentages organically We believe our platform offers a growing annuity stream for the practice Only includes practices that have a full year of revenue in the most recent 12 month period * An annual cohort is defined by when the first revenue transaction for the enrolled practice occurs on the platform; every new enrollment generating revenue at any point during the calendar year would be included in that year cohort

CAPITAL MARKETS DAY …and we now have a significant global cross-selling opportunity Lifetime value & margin Value-added services Early stages of customer penetration Nearly 100K Supply Chain Customers ~20K PIMS Customers Specialty Rx Customers ~7.5K Platform Customers

CAPITAL MARKETS DAY Increasing our share of wallet ~$4.0B * Management estimates for long-term revenue per customer potential when using the combined capabilities of the Covetrus platform $0.5-1.0M ~100K In 2018E pro forma revenue Multiple drivers to organic growth: Expanding practice network Increasing veterinarian & client engagement Improving first fill, refill & renewal rates Increasing pet ownership & spending Driving better insights Enhancing platform functionality Cross-selling ecosystem of capabilities Long-term revenue per customer potential* Current customer base

CAPITAL MARKETS DAY Strategic relationships with manufacturers Global footprint for global strategies Customer reach for innovation delivery Multi-channel inventory programs Insights and targeted messaging drive increased compliance Aligned with the veterinary channel AutoShip continuity programs & in-clinic / online brand awareness campaigns 28 Manufacturer guarantees & rebates

CAPITAL MARKETS DAY Covetrus is well-positioned Large end-market, predictable model. Established global demand drivers, revenue visibility. Underserved market is significant. Opportunities to leverage insights to improve medical & service compliance. We are the ecosystem. Robust technology & insight capabilities deeply integrated into the supply chain. Unique global footprint. More than 1,200 sales professionals, sales in over 100 countries, leadership positions in major geographic regions. Near-term & long-term value capture opportunity. Significant white space in our existing ~100K customer base. Established senior leadership team. Wealth of industry and global expertise, public company experience. 29

CAPITAL MARKETS DAY Agenda Georgia Wraight Senior Vice President & President, Global Prescription Management 1. Introducing Covetrus 2. Our Vision & Strategy 3. The Platform 4. Scale & Global Reach 5. Customer Panel 6. Financial Highlights & Outlook 7. Management Q&A 30

Our platform serves as the operating system of a practice Insights and PIMS infrastructure enable up-to-date client / veterinarian connection Medication and service compliance data immediately available Linking practice management, prescription management, inventory management and appointment management Leveraging analytics to enhance client engagement and loyalty to the practice CAPITAL MARKETS DAY Transforming practice health 31

CAPITAL MARKETS DAY

Significant practice management infrastructure

We help practices when and where they need it.

On-premise and cloud, practice performance, demand generation, business intelligence, client engagement, financial and clinical records

8
Practice management solutions

~20K
Practices

~150K
Computers run our technology

~250M
Pet owners connected

~450M
Pet records in our global network

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CAPITAL MARKETS DAY Creating insights for veterinary practice customers The combination of Henry Schein Veterinary Solutions technology infrastructure and workflow with Vets First Choice analytics can create even more actionable insights for our veterinary practice customers to leverage Information normalization as a service (NAAS) at scale Timely & accurate insights by individual practice or across the enterprise Significant installed base of software customers Canine parasiticide compliance assessment report Walk-out reports In-clinic & online view Predictive scripting Personalized client messaging in the voice of the veterinarian Opportunity to improve compliance 33

CAPITAL MARKETS DAY Leveraging insights to drive proactive Rx management Veterinarian Initiated Client Initiated Issued Reissued Refillable Refilled Not Reissued Not Filled Not Filled Not Filled First Fill Expired In-Clinic + Online 34

CAPITAL MARKETS DAY Better outcomes from targeted messaging Driving superior engagement, improved Rx compliance, and new category growth with analytics PUPPY NON-USER WELLNESS SHORT-LAPSED RECENT VISIT NOT SCHEDULED ALLERGY DAILY CARE LONG-LAPSED COMING DUE OVERWEIGHT PRICE SENIOR LOYAL NEW UPCOMING VISIT AT RISK BREED Predictive Model Personalized Campaign 35

CAPITAL MARKETS DAY Rx + appointment management is a powerful combination Proactive prescription management & personalized messaging can drive an acceleration in in-office clinic activity (product, Rx, services) Client-facing booking application Practice-facing configuration tool Full-suite client communications PIMS Integration Storefront Integration 36

CAPITAL MARKETS DAY The platform in action Issue: Pet owner visited clinic with no Rx dispensed Real-time PIMS data Technology: Covetrus insights Machine-learning normalization, real-time compliance engine Workflow: Needs medication, receives message Direct platform integration Engagement: One-click purchase, PIMS integration Coordinated experience, Multi-channel capabilities Covetrus Result: Higher Compliance & LTV Unlocking significant financial outcomes and improving clinical care Serving as an extension of the practice

CAPITAL MARKETS DAY

A pay-for-performance model aligned with the practice

Veterinary Practice P&L

Channel comparison for an Equine Product*

(per single 28-pack)

	In-clinic sales	vetsfirstchoice	VFC channel variance
Initial fill	$1,143	$1,143	No Change**
Refills***	$469	$937	+100%
Gross revenue****	$1,612	$2,080	+29%
Costs List price, operating costs/service fee	($1,321)	($1,397)	+6%
Practice contribution	$291	$403	$112
Growth			+39%

Vets First Choice Revenue

Pay-per-performance model

Zero upfront costs

Service fee for successful transactions on platform

Workflow, client communications, support services included in fee

Increased sales through improved compliance

Enables veterinarian to provide more value to clients

Manufacturer guarantees & instant rebates

*2018 VFC analysis of a real world example of an actual clinic prescribing an actual equine product both in-clinic and online with Vets First Choice
**Practice controls & sets their retail price on Platform
***Industry Study, 2016-2017 (82% refill rate online vs. 41% in-clinic)
**** Before the impact from instant rebates applied only to the online channel, which reduces the list price of the product for the veterinarian

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CAPITAL MARKETS DAY PRESENTATION

Improving practice financial health…

Growth in revenue and profits while improving working capital management and cash flow

Examples of more than $0.5M in incremental sales following the adoption of the Vets First Choice prescription management platform

Multiple and predictable drives of same-store growth

REPRESENTATIVE CUMULATIVE INCREMENTAL REVENUE*


YEAR ONE
YEAR TWO
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4

REPRESENTATIVE CUMULATIVE INCREMENTAL PROFIT*


YEAR ONE
YEAR TWO
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4

* Vets First Choice white paper "52-practice controlled study shows definitive profit increase" published in January 2018

Examples of results from practices adopting the platform*

Increased revenue

Recaptured lost clients

Automated refills due to proactive engagement

Embraced convenience of preferred delivery method and AutoShip

Increased spending on in-clinic services including diagnostics

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Significant growth in active therapies under management* ~980,000 as of December 31, 2018 CAPITAL MARKETS DAY …and we believe the opportunity is just the beginning * Active Therapy under Management means a prescription on the Vets First Choice platform. Vets First Choice considers a prescription to be an active therapy under management from the date it is written until the earlier of (i) 180 days thereafter, if never filled, and (ii) 90 days after the date on which the supply would otherwise be exhausted, if filled, assuming the client follows the dosage recommendations.

CAPITAL MARKETS DAY Agenda Francis X. Dirksmeier Senior Vice President & President, North America 1. Introducing Covetrus 2. Our Vision & Strategy 3. The Platform 4. Scale & Global Reach 5. Customer Panel 6. Financial Highlights & Outlook 7. Management Q&A 41

CAPITAL MARKETS DAY A veterinary practice is a complex small business…

An outcomes-based, full-service approach A vested interest in practice health Provide solutions for business needs Frequent number of direct touch points Bringing innovation to the veterinary clinic Logistics made easy + value-added solutions CAPITAL MARKETS DAY …and we serve as a scaled and trusted advocate for the practice 43

CAPITAL MARKETS DAY A robust technology & supply chain solution… Global Logistics 44 Significant global commercial manufacturer relationships Over 50 distribution centers Physical infrastructure in approximately 25 countries with customers in more than 100 countries Support Services Financial services Inventory management Training and education Equipment management Software Solutions Practice management Appointment management Marketing and communications Payment processing Business intelligence Proprietary Brands Kruuse – Veterinary Equipment Scil – In-house diagnostics Vi – Surgical instruments Calibra – Pet food

CAPITAL MARKETS DAY …is now stronger with Vets First Choice Appointment Management Refill & Renewal Management PIMS-Integrated Client Engagement Inventory Management Create & Approve John Smith Julius Stella

CAPITAL MARKETS DAY Enhancing our practice relationships with additional services Hundreds of practice-specific metrics at your fingertips TECHNOLOGY Real-time practice insights GROUP PURCHASING $10K in savings* based on a 2.5 veterinarian practice 70+ vendors $1B+ in purchasing power EDUCATION 2 publications 100+ training modules * Covetrus management estimates

Customer Retention Profitability DIOH* NDSC** Service Level Scorecard Customer Profitability Revenue Customer Growth Multi-channel Cost to Serve Performance Margin Solutions CAPITAL MARKETS DAY Offering a compelling supplier value proposition Formulary Customer Financial Goals 47 DIOH is days inventory on hand ** NDSC is our national distribution service center

~100K customers, more than 1,200 sales representatives, sales in +100 countries South America Europe Asia-Pacific * Source: Covetrus management estimates Growing business in Brazil as the companion animal market in this region further develops A leading veterinary pan-European supply chain* Strong market positions in major European countries More than 3K customers in Australia and New Zealand Emerging presence in China/Hong Kong A leading companion animal supply chain footprint* 90% of U.S. veterinary practices as customers ~16K PIMS customers ~7.5K VFC platform customers CAPITAL MARKETS DAY A significant global footprint in the market North America

More than $2B in annual revenue in 2018E A trusted source of technology, information & supply for the practice Over 500 sales professionals Extensive technology backbone & supply chain infrastructure A growing installed base (Platform, PIMS) Sizable GPO in the companion animal market with approximately 5K active members Significant private brand product portfolio & leading supplier of equine supplements 16 strategically positioned distribution centers (DCs), four pharmacy locations, and one 503B outsourcing facility * Source: Covetrus management estimates CAPITAL MARKETS DAY We have a strong position in North America North America A leading companion animal supply chain footprint* 90% of U.S. veterinary practices as customers ~16K PIMS customers ~7.5K VFC platform customers

~$1.4B in revenue in 2018E Approximately 45K customers Over 300 sales professionals Robust portfolio of proprietary brand products — Kruuse, Scil, Vi and Calibra Six specialty & PIMS businesses A leading supplier in UK, Ireland, Belgium, Netherlands, Poland, Czech Republic, Switzerland, and Germany 23 strategically positioned DCs * Source: Covetrus management estimates CAPITAL MARKETS DAY Significant reach across Europe Europe A leading veterinary pan-European supply chain* Strong market positions in major European countries

More than $300M in annual sales in 2018E More than 3K customers in Australasia Over 35 sales professionals A leading consultative service A leading full-service veterinary equipment provider Exports to over 40 countries 10 strategically positioned DCs * Source: Covetrus management estimates CAPITAL MARKETS DAY Sizable presence in Asia-Pacific Asia-Pacific More than 3K customers in Australia and New Zealand Emerging presence in China/Hong Kong

CAPITAL MARKETS DAY Agenda Georgia Wraight SVP & President, Global Prescription Management 1. Introducing Covetrus 2. Our Vision & Strategy 3. The Platform 4. Scale & Global Reach 5. Customer Panel 6. Financial Highlights & Outlook 7. Management Q&A Francis X. Dirksmeier SVP & President, North America MODERATED BY: 52

CAPITAL MARKETS DAY Meet the practices Bigger Road Veterinary Clinic 8 FTE veterinarians Full service surgical, medical, dentistry, physical rehab, day care and training facility Partner of Vets First Choice since 2013 Henry Schein Supply Chain, Cornerstone PIMS Independent Veterinary Practice Telford Veterinary Hospital 2.3 FTE veterinarians Progressive, client-centered companion animal practice Partner of Vets First Choice since 2012 Henry Schein Supply Chain, Cornerstone PIMS Independent Veterinary Practice Dr. John Talmadge Veterinarian/ Practice Owner Dr. Sharon Minninger Veterinarian/ Practice Owner Jonathan Detweiler Practice Manager/ Practice Owner 53

CAPITAL MARKETS DAY

Meet the practices

LakeCross Veterinary Hospital

4.2 FTE veterinarians

A well-established, full service, small animal hospital in North Carolina

Partner of Vets First Choice since 2012

Recent transition to Henry Schein Supply Chain (from MWI), Cornerstone PIMS

Recent Corporate Affiliation with PetVet Care Centers (12/18)

Tara Adams
Practice Manager

Old Derby Animal Hospital

4.5 FTE veterinarians

A full-service veterinary hospital providing precision medicine for our patient's individual needs

Partner of Vets First Choice since 2015

Henry Schein Supply Chain, Cornerstone PIMS

Independent Veterinary Practice

Brian Carlson
Practice Manager

Kings Veterinary Hospital

4.2 FTE veterinarians

Rapidly growing, fully integrated companion animal hospital

Partner of Vets First Choice since 2015

Henry Schein Supply Chain, Cornerstone PIMS

Recently became a Corporate JV

Stephanie Foster
Practice Manager

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CAPITAL MARKETS DAY Agenda Christine T. Komola Executive Vice President & Chief Financial Officer 1. Introducing Covetrus 2. Our Vision & Strategy 3. The Platform 4. Scale & Global Reach 5. Customer Panel 6. Financial Highlights & Outlook 7. Management Q&A 55

Long-term organic revenue growth faster than the overall market* Diversified mix of technology, products, services, customers & geographies The 2nd largest pure-play, public animal health company by revenue** CAPITAL MARKETS DAY Significant scale in our category… *Organic growth defined as revenue growth excluding impact from acquisitions, foreign exchange and normalized for changes in manufacturer supplier relationships ** Based off of 2018E revenue estimates by industry analysts ~$4.0B in 2018E revenue A leading global technology-enabled animal health platform A significant global customer base of ~100K

CAPITAL MARKETS DAY … with a pathway to long-term success Drive innovation in a larger market Next-gen capabilities Enhanced channel relationships Expand the TAM Technology insights Client engagement Grow customer share of wallet Platform cross-sell Multi-channel 57

CAPITAL MARKETS DAY Perspectives on standalone financials through 3Q18 Organic growth defined as revenue growth excluding impact from acquisitions, foreign exchange and normalized for changes in manufacturer supplier relationships See the appendix for GAAP to non-GAAP reconciliation for the first nine months of 2018, the equivalent GAAP measure is not accessible on a forward-looking basis Henry Schein Animal Health net sales increased 8.2%. Organic growth, normalized for changes in manufacturer supplier relationships, was 6.6%. Vets First Choice net revenue increased 67%. Organic growth, excluding the contribution from the Roadrunner acquisition, was 37%. Revenue Growth (through 3Q18): Adjusted EBITDA (through 3Q18): Henry Schein Animal Health GAAP net income of $67.4M and adjusted EBITDA of $166.3M for the first nine months of 2018 includes $29.2M of parent company overhead cost allocation not transferring to Covetrus; underlying adjusted EBITDA before cost allocation was approximately $195.5M. Vets First Choice GAAP net income was $(27.2)M for the first nine months of 2018 and adjusted EBITDA was $(2.0)M.

CAPITAL MARKETS DAY Establishing the Covetrus 2018E adjusted EBITDA baseline * Adjusted 2018E EBITDA excluding cost allocation of non-transferred corporate overhead to Covetrus equals standalone Henry Schein Animal Health Business adjusted EBITDA excluding cost allocation of non-transferred corporate overhead to Covetrus plus standalone Vets First Choice adjusted EBITDA, which excludes the impact of merger-related expenses, Covetrus stand-up costs, and other one-time items. See the appendix for historical GAAP to non-GAAP reconciliation, the equivalent GAAP measure is not accessible on a forward-looking basis ~ ~ ~ 2018E Adjusted EBITDA excluding cost allocation of non-transferred corporate overhead to Covetrus Planned Covetrus public company costs and additional standalone costs Underlying 2018E Adjusted EBITDA baseline factoring in public company and standalone costs 2019E potential growth off of this baseline (Organic + Value Capture – Other Strategic Investments) * Dollars in millions

CAPITAL MARKETS DAY Planned investments to support independence Approximately $25M in public company costs and additional standalone costs to support the formation of Covetrus Certain duplicative spending during the planned TSA transition in Europe & Australia during the first two years post-close Approximately $100M in one-time expenditures during the first three years of integration tied to standardizing core functions of HR, IT and supply chain 60 Initial investments in operational infrastructure will support future revenue growth, platform enrollment acceleration, and operational efficiencies Includes new customer relationship management (CRM) tools and warehouse management solutions (WMS) Financial returns associated with these strategic investments not included in initial value capture targets

CAPITAL MARKETS DAY Strategic priorities in 2019 & beyond Organization & Integration Growth Acceleration 2019 2020 & BEYOND Organize U.S. commercial strategy Successfully utilize & transition off of the TSAs Establish foundation for value capture Strengthen operational infrastructure Drive cultural transformation Deliver on planned value capture targets Drive category growth as we leverage insights Launch VFC outside the United States Execute on enhanced product roadmap Strengthen relationships with corporate groups & manufacturers 1 2 3 4 5 1 2 3 4 5

CAPITAL MARKETS DAY Transforming delivery & realizing value capture opportunities Accelerating adoption of the Vets First Choice platform Leverage an established customer base and one of the premier sales teams in animal health to drive incremental enrollments and cross-sell portfolio of solutions Proactive Rx management for strategic products Drive deeper customer engagement and deliver proactive prescription management in large therapeutic categories including preventatives and diets Procurement enhancements Utilize our global scale to drive supply chain efficiencies Coordinate private label strategy Operational efficiencies Remove redundant third party services Improve logistic capabilities and network analysis

CAPITAL MARKETS DAY Projected value capture timeline We expect to deliver +$100M in value capture opportunities by the end of year three. * Dollars in millions * Transactions are expected to close on February 7, 2019 therefore year one does not correspond to calendar year 2019; the run-rate will be defined as the month prior to transaction anniversary date annualized and therefore run-rate value capture opportunities achieved is not the same as value captured actually realized in the preceding twelve months

CAPITAL MARKETS DAY Foundation set for sustained growth Revenue Growth* Adjusted EBITDA Growth 2019 Long-Term Goals Market Growth Double Digits off of Underlying 2018E Baseline** of $225M*** High-Single Digits Double Digits * Revenue growth excludes the impact from foreign exchange and changes in buy/sell and agency relationships with manufacturers ** Normalized 2018E baseline as depicted on slide 58; See the appendix for historical GAAP to non-GAAP reconciliation, the equivalent GAAP measure is not accessible on a forward-looking basis *** Reported adjusted EBITDA growth in 2019 will be lower than the projected double digits as prior year consolidated figures (2018) will not include the public company costs that will be incurred in 2019 A stable and healthy base business poised to deliver accelerating growth alongside planned transformation.

CAPITAL MARKETS DAY Capital allocation priorities focused on debt pay-down Covetrus Financial Policy Healthy underlying FCF generation Commitment to quickly de-lever* Disciplined capital allocation EBITDA provides foundation for FCF** Modest long-term capital spending needs Use excess free cash flow to pay down outstanding term loan EBITDA growth and declining cash outlays beginning in 2020 drive rapid de-leveraging Reinvest in business and focus on integration & value capture in near term Long-term goal of achieving investment grade rating (2.5x leverage target) *Leverage target defined by the Covetrus credit agreement ** Free cash flow is a non-GAAP measure *** The equivalent GAAP measure is not accessible on a forward-looking basis Expect at least $50M in FCF in first 12 months***

CAPITAL MARKETS DAY Drivers of value creation Attractive Revenue Growth Healthy end-market Accelerate platform adoption Global approach with manufacturers Unlock untapped demand Expanding Margins $100M in value capture Stable core and mix shift towards online Efficiencies tied to the reorganization Private brand strategy Strong Free Cash Flow Stable FCF conversion Declining outlays tied to planned transformation beginning in 2020 No near-term debt maturities Capital Allocation Flexibility Near-term debt paydown focus during initial integration Strategic, tuck-in M&A transactions Synergies from inorganic growth

CAPITAL MARKETS DAY Agenda 1. Introducing Covetrus 2. Our Vision & Strategy 3. The Platform 4. Scale & Global Reach 5. Customer Panel 6. Financial Highlights & Outlook 7. Management Q&A 67

CAPITAL MARKETS DAY Management Q&A session Open discussion: questions & answers

CAPITAL MARKETS DAY Non-GAAP financial measures